Exhibit 12.1

Sandy Spring Bancorp, Inc.

Computation of Consolidated Ratio of Earnings to

Fixed Charges

(Dollars in thousands)

Our historical ratios of earnings to fixed charges for the periods indicated are set forth in the table below. The ratio of earnings to fixed charges is computed by dividing (1) income from continuing operations before income taxes and fixed charges by (2) total fixed charges. For purposes of computing these ratios:

•	earnings consist of income before income taxes plus fixed charges,

•	fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the estimated portion of rental expenses attributable to interest,

•	fixed charges, including interest on deposits, include all interest expense and the estimated portion of rental expense attributable to interest.

	Nine
	Months
	Ended
	September	Year Ended December 31,
(In thousands, except ratio)	30, 2017	2016	2015	2014	2013	2012
Earnings:
Income before taxes	$67,735	$71,990	$67,382	$55,782	$66,985	$54,599
Fixed charges	20,774	23,416	22,455	21,279	21,816	24,737
Earnings, including interest on deposits	88,509	95,406	89,837	77,061	88,801	79,336
Less: interest on deposits	9,212	8,161	5,878	4,791	5,439	7,357
Earnings, excluding interest on deposits	79,297	87,245	83,959	72,270	83,362	71,979

Fixed charges:
Interest on deposits	$9,212	$8,161	$5,878	$4,791	$5,439	$7,357
Interest on borrowings	9,635	12,843	14,235	14,027	13,994	15,294
Rental expense deemed to be interest	1,927	2,412	2,342	2,461	2,383	2,086
Fixed charges, including interest on deposits	20,774	23,416	22,455	21,279	21,816	24,737
Less: interest on deposits	9,212	8,161	5,878	4,791	5,439	7,357
Fixed charges, excluding interest on deposits	11,562	15,255	16,577	16,488	16,377	17,380

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.86	5.72	5.06	4.38	5.09	4.14
Including interest on deposits	4.26	4.07	4.00	3.62	4.07	3.21